FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F              ☒           Form 40-F             ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐            No          ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NBG Group 2010 results

•                  Net profit for the year before extraordinary tax charge at €485 million (-50% yoy). Net profit for the year after extraordinary tax charge: €406 million (-56% yoy)

•                  Net interest income: €4,148 million, +5% yoy

•                  Net interest margin remains stable at c. 4%

•                  Increased provisions totalling €1,365 million (+31% yoy)

•                  The provision coverage ratio (+90dpd) stands at 55%

•                  Strong liquidity, with the Group loan-to-deposit ratio at 103%; Greece 94%

•                  Net ECB funding reduced by -€2.9 billion vs. Q3.10

•                  Strong capital position. The Group’s Tier I capital adequacy ratio stands at 13.1%, while its Core Tier I ratio stands at 12.0%

•	Greece:	- Pre-provision earnings excluding trading at €1,337 million, up +10% yoy

- Core income shows resilience in this time of crisis: €2,875 million (up +1% yoy)

- Operating costs down -7% yoy to €1,541 million

- Bond and equity losses of €302 million compared with profit of €59 million in 2009

- Provisions up by +68% to €1,011 million

- Net losses (before extraordinary tax charge): €57 million. If the extraordinary tax charge is included, net losses in 2010 amount to €136 million, compared with profit of €398 million in 2009

•	Finansbank:	- Net income: €462 million (+1% yoy on a constant currency basis)

- Dynamic growth in business: lending and deposits up +26% yoy

•	SE Europe:	- Net income before provisions: €275 million (same level as in 2009)

- Net income: €75 million (-19% yoy)

- Operating costs down -4% yoy

****

Greece is successfully implementing an ambitious adjustment programme, which has already brought about an impressive reduction in the fiscal deficit by 6 percentage points of GDP in 2010. Likewise, within a very short period of time, a broad range of structural reforms has been implemented across key sectors, such as the pension system, the labour market, public administration and the national health system, to mention only a few. 2011 will be a watershed year, targeting far-reaching reform in the economy, despite the fact that the country will experience its third successive year of recession. However, I believe that we are on the right course to recovery and that the economy will return to a sustainable growth trajectory. The banking sector needs to take the right initiatives to enable it to play a leading role in this drive to restructure and restore the economy to positive growth.

Athens, 23 March 2011

Vassilios T. Rapanos
Chairman of the Board

****

Overall, 2010 was clearly a difficult year, yet the group remained profitable, earning approximately €485 million, down 50% from 2009, with higher provisions and trading losses in domestic operations accounting for the decline.  The resilience of our profits underlines the importance of the diversification of our operations. 2010 is noteworthy for the proactive initiatives taken by the Group in meeting the challenges, reflecting our systemically important role in the banking sector.  Importantly, we announced a comprehensive capital management plan, so as to proactively fortify our balance sheet.  The pre-emptive equity rights offering for € 1.8 billion was completed in Q4 and helped raised our Tier I ratio to 13.1 per cent, among the highest in Europe.

In view of the persistent challenges facing the Greek economy in 2011, which is expected to be the final year of Greece’s recession, NBG will continue to focus on capital and balance sheet management and operational efficiency. The public offering for Finansbank will be completed as soon as market conditions permit, raising our strong capital ratios even further.  We will continue cost cutting initiatives in the domestic market, and combined with continued repricing of our loan book, our pre-provision margin in Greece is expected to remain healthy, comfortably absorbing the peak in provisions.  Another important objective for 2011 is to continue to reduce our exposure to the ECB.  Finally, with asset quality trends in Greece expected to be more or less the same as in 2010, our third priority is to intensify our delinquency management efforts, on collections and restructurings for viable customers, building on the successes in 2010.

Athens, 23 March 2011

Apostolos Tamvakakis

Chief Executive Officer

Group net profit in 2010 totalled €485 million, excluding windfall tax charges. Group net profit after windfall taxes totalled €406 million (-56%), burdened by write-downs in the Greek government bond portfolio and ongoing high provisions for delinquencies.

In this particularly difficult period, NBG Group succeeded in growing its core income from banking business and fees and commissions by +3% and, most significantly, maintaining strong liquidity and boosting its already robust capital adequacy to 13.1% by means of its recent share capital increase, while fortifying its balance sheet with higher provisions, which totalled €1,365 million, up +31% on the previous year.

Sustaining core profitability

Group net income in Q4.10 amounted to €147 million compared with €113 million in Q3.10, reflecting primarily the positive input of trading income partly offset by  the  impact of increased provisions.

The sustained profitability of banking business in Greece and the geographical dispersion of the Group’s income sources reflect the soundness of our business model in periods of crisis. Specifically, in 2010:

•                      Group income (excluding trading income) grew by +3% due to the improved performance in net interest income (up +5% on 2009).

•                      Net interest margin remained at c. 4%, despite competitive pressure on  deposit pricing.

•                      Operating expenses in Greece and SE Europe(1) decreased by €126 million -6% on the previous year, reflecting the overall effectiveness of our cost-cutting measures. Results are particularly encouraging in Greece where our operating expenses declined by -7% in 2010.

Over the course of the year, the Group’s performance by business region was as follows:

•                      Greece: Losses stemming from operations in Greece totalled €136 million, reflecting extraordinary tax charges of €79 million (extraordinary tax charge for 2009 and an extraordinary retroactive tax charge for 2009 on income from bonds) and, in particular, losses incurred on the bond and equity portfolio amounting to €302 million (compared with gains of €59 million in 2009). The 2010 results for Greece were also affected adversely by the +68% increase in provisions for delinquencies, reaching €1,011 million (compared with €602 million in 2009). On the other hand, core income (before tax, provisions and trading income) grew by +10% in 2010, reflecting the resilience of the Bank’s sources of profitability despite the protracted slowdown in economic activity.

•                      Turkey: Continuing their positive trajectory, the net income of Finansbank in 2010 amounted to €462 million (TL921 million), up +1%. Notably, total deposits and loans grew by +26% yoy.

(1)  Includes the Group’s operations in Bulgaria, Romania, Serbia, Albania and FYROM

•                      SE Europe: In spite of high provisions and the general fallout from the crisis, the Group continued to post profitability in all SE European countries. The net profit of our SE European units amounted to €75 million, down -19% on the previous year due to higher provisions, which totalled €196 million (up +11% on 2009). Profit before tax and provisions stood at €275 million, virtually unchanged on the previous year.

Manageable increase in delinquencies

The aforesaid performance was achieved within a particularly adverse environment that continues to impact negatively the banking sector, particularly in Greece, adversely affecting the quality of banks’ loan books.

The Group’s ratio of +90dpds to total loans stood at 8.5% in 2010. In Greece, the ratio stood at 8.4% compared with 6.0% in 2009. It is notable, however, that in Turkey there has been a deceleration of the rate of growth of delinquencies, with +90dpd ratio to total loans stabilizing at 5.9%.

The Group made provisions of €1,365 million in 2010 (of which €374 million in Q4.10) compared with €1,041 million in 2009 (+31%). Accordingly, accumulated provisions now amount to €3.6 billion, i.e. 4.7% of the Group’s total lending. The +90 dpd coverage ratio remained, for yet another quarter, at over 50%, before, of course, taking into consideration the various forms of associated collateral, reflecting the Group’s conservative approach to provisioning for delinquent debt.

Greece: Credit restrained

Despite the slowdown in economic activity and the concomitant decrease in demand for loans, our total loan book in Greece stood at €51 billion, unchanged from Q2.10 levels, a testament to the Bank’s continued support of Greek businesses and households during these challenging times. The continued negative macroeconomic environment in Greece and the shrinking liquidity of households and businesses led to an -11% contraction in the Bank’s deposits during 2010. The impact of the general downward trend in deposits in Greece was clearly less severe for NBG than the rest of the market, enabling it to maintain its market share of deposits, compared with Q3.10, at 33.4% and 15.4% for savings deposits and time deposits, respectively, reflecting the trust it enjoys among its customers.

The Bank continues to possess substantial assets (€6.4 billion) that can be used directly as collateral as well as loans for future issues of covered bonds. The combination of available collateral and low gearing (the loan-to-deposit ratio in Greece is just 94%) is a key competitive advantage for the Bank at the present juncture when Greek banks are facing difficulties freely accessing the international money markets.

Finansbank: dynamic growth continues unabated

In 2010, the net profit of Finansbank grew +1% to €462 million (TL921 million, at constant exchange rates).

The recovery of the Turkish economy engenders expectations for a further acceleration in the growth of Finansbank’s activities and results. Specifically:

•                      Net interest income grew by +1% on the previous year to TL2,107 million (€1,056 million), one of the best performances in Turkey. This reflects the fact that Finansbanks’s interest income from loans as a percentage of total interest income remains the highest amongst its peer group.  It also reflects Finansbank’s interest income stability as it is not reliant on volatile interest income from securities.

•                      Growth in operating expenses (+16%) in 2010 was affected by Finansbank’s network expansion programme, which brought the number of branches to over 500 by the end of the year. The efficiency (cost/income) ratio stood at the low level of 48%.

In December 2010, Finansbank’s total lending amounted to TL31.8 billion (€15.4 billion), up +26% on 2009.

Retail lending continues to be the key driver behind Finansbank’s growth dynamic, increasing at an impressive rate (+33% yoy). Total retail lending at the end of the year amounted to TL17.1 billion (€8.3 billion). Particularly strong performance was posted by mortgage lending and consumer credit:

•                      Finansbank’s mortgage lending totalled TL6.5 billion (€3.2 billion) compared with TL5.1 billion in 2009, up +28%. Its market share of mortgage lending in Turkey remained at the same level as in 2009 (11%).

•                      Credit card outstandings grew by +44% to TL7.0 billion (€3.4 billion), compared with TL4.9 billion a year earlier. Accordingly, Finansbank’s share of the respective market in 2010 stood at 14% compared with 11.9% in 2009.

•                      Personal need loans amounted to TL2.8 billion (€1.4 billion) compared with TL1.9 billion in 2009, up +46%. Accordingly, Finansbank’s market share of personal need loans in 2010 stood at 5.7% compared with 4.5% in 2009.

In 2010, Finansbank’s business lending totalled TL14.7 billion (€7.1 billion), growing by +17% on an annual basis, reflecting the general improved business climate in the country.

Past due loans represented 5.9% of the total loan book at the end of 2010, remaining at roughly the same level as at the end of 2009. This reflects both the recovery of the Turkish economy and the stabilization of new delinquencies at lower levels compared with the beginning of the year. In addition, loan recovery has posted a strong performance, enabling Finansbank to bring down the cost of provisions to 1.05% from 2.32% and keep the +90dpd coverage ratio at the same level as in 2009 (71%).

As a result of the bank’s strategy to widen its deposit base, strong growth was also posted by deposits, which have increased +26% in 2010. Deposits in local currency presented particularly strong growth of +39% yoy. At the end of 2010, the bank’s loan-to-deposit ratio stood at 116%, with deposits comprising the main source of funding for its operations. Despite the growth in lending, the bank’s Core Tier I ratio stood at 13.8% compared with 13% in 2009.

SE Europe: Solid core profitability despite a second consecutive year of economic recession

Net profit from operations in SE Europe amounted to €75 million in 2010 compared with €93 million a year earlier, burdened by high provisions, which totalled €196 million.

Pre-provision profits totalled €275 million compared with €277 million in 2009. Despite the high provisioning levels, all the Group’s SE European subsidiaries remained profitable, as sustained core income — at the same levels as in the previous year — managed to absorb the higher provisions for delinquent loans.

Operating expenses in SE Europe continue to be under firm control, posting a decline of -4% over the course of the year. The cost/income ratio stood at 48% compared with 49% in 2009.

Total lending in SE Europe amounted to €7.6 billion, posting a decline of -5% on 2009 (€8.0 billion).

Total deposits stood at €4.7 billion, up +1% on 2009. This is a particularly encouraging development, as the Group is broadening its funding sources and has thus improved its SE Europe loan-to-deposit ratio by 12 percentage points within one year.

The quality of the loan book in SE Europe reflects the general market environment, particularly the adverse climate in the economy of Bulgaria, with loans in arrears representing 12.9% of the aggregate loan book, compared with 8.1% in 2009.

Strong capital adequacy

The Bank is deploying a comprehensive capital strengthening plan, which so far has enjoyed notable success. At the beginning of Q4.10 the Bank completed a share capital increase and the issue of convertible equity notes totalling approximately €1.8 billion, which were met with a particularly positive response in Greece and abroad at this very difficult time for the Greek economy and the Greek banking system. The share capital increase and the issue of convertible equity notes were oversubscribed 1.83 times, confirming the confidence of investors in Greece and abroad in the business model and prospects of NBG.

As a result of the capital raising, at the end of 2010 the Group’s Tier I capital adequacy ratio stood at 13.1%, on the basis of which NBG ranks among the best capitalised banks in Europe. The Core Tier I ratio, which excludes hybrid capital and Hellenic Republic preference shares, amounts to 12%, ranking the NBG Group among the best in terms of the absolute scale and structural quality of its capital.  The Group’s total Capital Adequacy Ratio stood at 13.7%, the highest in Greece.

Appendix — Key figures

€ millions	2010	2009	Δ

Profit & Loss
Group profit (before windfall taxes)	485	970	-50%
Group Profit	406	922	-56%
Greece	-136	398	—
Turkey	462	425	+1%*
SEE	75	93	-19%

Core Banking Revenues
Group	4 758	4 627	+3%
Greece	2 875	2 846	+1%
Turkey	1 319	1 199	+10%
SEE	505	527	-4%

Operating Expenses
Group	2 512	2 493	+1%
Greece	1 541	1 656	-7%
Turkey	671	534	+26%
SEE	255	265	-4%
Balance Sheet
Total Assets	120 745	113 394	+6%
Loans	75 105	71 593	+5%
Deposits	68 039	71 194	-4%
Equity	9 655	8 453	+14%

Ratios
Tier I	13.1%	11.3%	+180bps
Loans : Deposits	103%	95%	+8pps
Net Interest Margin (bps)	392	412	-20bps
Cost : Income	54%	49%	+5pps

*on a constant currency basis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 23rd March, 2011

Chief Executive Officer